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                          UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                           FORM 12b-25

                       NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
             [ ] Form N-SAR

For Period Ended: December 31, 1999

                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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PART I - REGISTRANT INFORMATION

  SYNBIOTICS CORPORATION
  Full Name of Registrant

  11011 Via Frontera
  Address of Principal Executive Office (Street and Number)
  San Diego, California 92127
  City, State and Zip Code
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In March 1999, we recognized $1,458,000 of non-refundable license fee revenue related to the amendment of a supply agreement with Merial Limited ("Merial") in exchange for giving Merial broadened U.S. distribution rights. On March 29, 2000, as part of our year end audit, we reviewed Staff Accounting Bulletin No. 101 - "Revenue Recognition in Financial Statements" ("SAB 101"), which was issued in December 1999, to determine if we would have recognized the license fee revenue had SAB 101 been in effect in March 1999.

Upon further review of the amendment supply agreement, and after discussions with our independent accountants and our audit committee on March 30, 2000, we determined that it is more appropriate for us to recognize the license fee revenue ratable over the remaining term of the supply agreement. As a result, we were unable to revise Items 6 and 7 of our Form 10-KSB for the year ended December 31, 1999 to reflect the adjustment to the license fee revenue in time to meet the filing deadline for the form 10-KSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          Michael K. Green                858 451-3771
          (Name)                          (Area Code and Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [ ] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            SYNBIOTICS CORPORATION
                 (Name of Registrant as Specified in Charter)


Date  March 30, 2000                   By  /s/ Michael K. Green
                                           ------------------------
                                           Michael K. Green
                                           Chief Financial Officer


+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
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